Filed by Sanofi-Synthélabo
Pursuant to Rule 165 and Rule 425(a) under the
United States Securities Act of 1933, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: April 26, 2004

     The following is the text of a press release issued by Total on April 26, 2004.

     In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a prospectus/offer to exchange and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and has also filed with the SEC a Statement on Schedule TO. Investors and holders of Aventis securities are strongly advised to read the registration statement and the prospectus/offer to exchange, the related exchange offer materials and the Statement on Schedule TO, and any other relevant documents filed with the SEC, as well as any amendments and supplements (including the supplement relating to the revised offers) to those documents, because they contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus/offer to exchange and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov. The prospectus/offer to exchange and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call);
e-mail proxy@mackenziepartners.com.

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Total approves increased, friendly offer of Sanofi-Synthélabo recommended by the Supervisory Board of Aventis

Paris, April 26, 2004 - Sanofi-Synthélabo has just announced an increased, friendly offer for the shares of Aventis, following an original public offer announced January 26.

Total has approved this increased, friendly offer and in light of agreements will approve the capital increase that will be put to the vote of the general shareholders meeting of Sanofi-Synthélabo.

Total congratulates the decision of the Supervisory Board of Aventis to recommend this offer to its shareholders.

Total considers that this combination, as now recommended, should facilitate implementation of synergies.

The combination of the two groups will permit the creation of the number one player in the pharmaceutical industry in Europe and number three on a worldwide level.

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Important Information

In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File no: 333-112314), which includes a final prospectus/offer to exchange and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and Sanofi-Synthélabo has also filed a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities have been strongly advised to read the registration statement and the final prospectus/offer to exchange, the related exchange offer materials and the Statement on Schedule TO, and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. According to such documents, investors and holders of Aventis securities may obtain free copies of the registration statement, the final prospectus/offer to exchange and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov, the final prospectus/offer to exchange, other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities have been requested, with respect to the offer, to refer to the prospectus (note d’information), which has been granted visa number 04-0090 by the Autorité des marchés financiers (“AMF”) and any other relevant documents filed with the AMF, as well as any amendments and supplements to those documents, which, according to the terms thereof, are available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l’Arche, 75450 Paris Cedex 9. The public offer to holders of Aventis ordinary shares located in Germany (the “German Offer”) is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which according to its terms is available free of charge at BNP Paribas Securities Services, Grüneburgweg 14, D-60322 Frankfurt am Main (Fax: 069-152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments and supplements thereto, issued in Germany.

This press release does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthélabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthélabo expects to send to holders of Aventis securities. The Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-Looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Although Total’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Total, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.